Heidi Mayon 650.752.3227 HMayon@goodwinlaw.com	Goodwin Procter LLP 601 Marshall Street Redwood City, CA 94063 goodwinlaw.com T: 650.752.3100

November 10, 2020

Ms. Katherine Bagley

Office of Trade & Services

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Poshmark, Inc.

Confidential Draft Registration Statement on Form S-1

Submitted September 25, 2020

CIK No. 0001825480

Dear Ms. Bagley:

This letter is submitted on behalf of Poshmark, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1 submitted confidentially on September 25, 2020 (the “Draft Registration Statement”), as set forth in your letter dated October 22, 2020 addressed to Manish Chandra, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently submitting an Amended Draft Registration Statement (“Amended Draft Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the recitations of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Amended Draft Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Draft Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter and the Amended Draft Registration Statement (marked to show changes from the Draft Registration Statement).

Ms. Katherine Bagley

Securities and Exchange Commission

Prospectus Summary

Our Market Opportunity, page 4

1.

We note your disclosure that “[a]ccording to a report that [you] commissioned in 2019, 57% of [y]our users use friends, family, and word-of-mouth to discover new brands, and 42% of [y]our users use influencers.” Please disclose the entity from which you commissioned the report. Please also file the consent of this entity as an exhibit to your registration statement, in accordance with Rule 436 and Section 7 of the Securities Act.

RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has revised the disclosure on pages 4 and 83 of the Amended Draft Registration Statement to clarify the report is the Company’s Social Commerce Report that it commissioned from Zogby Analytics (“Zogby”).

The Company respectfully submits that it does not believe Zogby is an “expert” within the meaning of Rule 436 of the Securities Act of 1933, as amended (the “Securities Act”), and accordingly, the Company does not believe a consent is required to be filed as an exhibit to the Amended Draft Registration Statement. Rule 436 of the Securities Act requires that a consent be filed if any portion of a report or opinion of an “expert” is quoted or summarized as such in a registration statement. Section 7 of the Securities Act provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” The Company’s Social Commerce Report contains findings from a consumer survey conducted by Zogby, a research and analytics firm. Zogby’s assessment of the social commerce landscape was determined through a comprehensive online survey of 8,573 respondents: 1,006 adults ages 18-53 and 258 adults ages 54-75 in the U.S.; 508 adults ages 18-53 and 257 adults ages 54-75 in Canada; and an online survey of 6,351 U.S. and 193 Canadian Poshmark users. The Company’s Social Commerce Report also includes internal user and brand performance data collected in 2019 from its community of 60 million users. The Company respectfully submits that such data does not reflect the opinion or judgment of an “expert” but rather a summation of the survey results obtained from respondents to the survey conducted by Zogby and the Company’s users. Further, the Company submits Zogby is not among the enumerated professions under Section 7 of the Securities Act, nor is Zogby within a “profession [that] gives authority to a statement made by [such providers].” Accordingly, the Company believes that Zogby should not be considered an “expert” within the meaning of U.S. federal securities laws.

In addition, the Company notes that the consent requirements of Rule 436 of the Securities Act are generally directed at circumstances in which an issuer has engaged a third-party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with or incorporated into a registration statement. The Company respectfully advises the Staff that the report was for business and marketing purposes, and not in contemplation of the Amended Draft Registration Statement or the initial public offering. Further, the report is available publicly on the Company’s website.

As a result of the foregoing, the Company respectfully submits that a consent from Zogby is not required to be filed as an exhibit to the Amended Draft Registration Statement.

Ms. Katherine Bagley

Securities and Exchange Commission

Our Growth Strategies, page 5

2.	Please define “new users,” including the relevant time period by which you determine whether a user is “new.”

RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has added the definition of “new users” to the Glossary of the Amended Draft Registration Statement to address the Staff’s comment.

Risk Factors

Risks Relating to Our Business

“The COVID-19 pandemic has impacted, and will continue to impact, our business . . .”, page 17

3.	Revise your disclosure to quantify the “significant decrease in Active Buyers and GMV” you experienced in the initial weeks of the pandemic, and the extent to which you subsequently recovered.

RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has revised the disclosure on page 17 of the Amended Draft Registration Statement to address the Staff’s comment.

“If we fail to manage growth effectively . . .”, page 18

4.

You disclose that “[you] have experienced, and may continue to experience, rapid growth.” Please clarify what is meant by “rapid growth,” and whether this refers to the increase in your headcount alone or other additional factors.

RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has revised the disclosure on page 18 of the Amended Draft Registration Statement to address the Staff’s comment.

“We rely on AWS to host our mobile app . . .”, page 23

5.

We note your disclosure that “[you] currently host [y]our platform and support [y]our operations using AWS.” Please file as an exhibit any agreement you have with AWS to host your platform and support your operations, or tell us why you are not required to do so. See Item 601(b)(10) of Regulation S-K.

RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has reviewed its arrangements and relationship with Amazon Web Services (“AWS”), and, based on that review, believes that it is not required to file the agreement with AWS as a material contract under Item 601(b)(10)(ii)(B) of Regulation S-K. The agreement with AWS is the type of arrangement that typically accompanies the kind of business conducted by the Company in the ordinary course. While AWS is a leading provider of cloud infrastructure, other companies do provide comparable offerings, including companies with resources that are comparable to those of AWS, such as AT&T Global Services, Google, Hewlett Packard, IBM,

Ms. Katherine Bagley

Securities and Exchange Commission

Microsoft, and Oracle, and the Company believes that these providers could provide it with services to host its platform that are substantially similar to those that the Company receives from AWS. In addition, even though the Company’s platform is entirely in the cloud, the Company believes that it could transition to one or more alternative cloud infrastructure providers on commercially reasonable terms. While transitioning the cloud infrastructure currently hosted by AWS to alternative providers could potentially be disruptive and the Company may incur significant costs for a short period, it would not cause substantial harm to the Company’s business, financial condition, or results of operations over the longer term. For the foregoing reasons, the Company does not believe that its business is substantially dependent on its arrangements with AWS, and therefore, does not believe it is required to file the agreement as an exhibit under Item 601(b)(10)(ii)(B) of Regulation S-K.

“Our security measures have in the past been . . .”, page 24

6.

We note your disclosure that “in 2017 [you] experienced an incident in which hackers targeted [y]our systems and used stolen usernames and passwords obtained from data breaches of third parties to steal funds from [y]our users, resulting in several thousand active accounts being compromised.” Please disclose the steps you took to remedy this breach, including whether and to what extent you reimbursed users for stolen funds.

RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has revised the disclosure on page 25 of the Amended Draft Registration Statement to address the Staff’s comment. The Company further advises the Staff that it reimbursed users in the aggregate $32,032 in fraudulent losses.

“We may incur significant losses from fraud.”, page 30

7.

We note your disclosure that “[you] may still choose to protect a transaction or uphold an agreement that was not made through [y]our platform, even though [you] did not receive any fee for it.” Please clarify how you determine when a transaction has been made outside of your platform, and the circumstances under which you would choose to protect a transaction or uphold an agreement that was made outside of your platform. Please also disclose the number of and/or total value of these transactions for the periods presented in your filing, if material.

RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has revised the disclosure on pages 30 - 31 of the Amended Draft Registration Statement to remove the referenced language. This type of transaction is rare, and the number of and/or total value of these transactions for the periods presented in the Company’s filing are immaterial.

Risks Related to Ownership of Our Class A Common Stock and this Offering

“The dual class structure of our common stock has the effect of . . .”, page 37

8.

Please clarify how Class B common stock holders would “continue to control a majority of the combined voting power of [y]our common stock even if the shares of Class B common stock were to represent as little as 10% of the combined voting power of all outstanding shares of [y]our Class A and Class B common stock” (emphasis added).

Ms. Katherine Bagley

Securities and Exchange Commission

RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has removed the reference to 10% on page 37 of the Amended Draft Registration Statement and will complete the percentage when the final structure is determined.

9.

We note your disclosure that “holders of our Class B common stock may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests.” Please briefly describe the current conflicts of interest held by Class B holders, if known.

RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it does not know of any current conflicts of interest held by Class B holders.

“Our amended and restated bylaws to be effective . . .”, page 42

10.

Please clarify the extent to which your exclusive forum provision will apply to Securities Act claims. Please also confirm that your amended and restated bylaws will state the extent to which the exclusive forum provision applies to Securities Act and Exchange Act claims, or tell us how you will inform future investors of the provision’s applicability to these types of claims. As a related matter, please amend your disclosure on page 121 to include a description of the exclusive forum provision in your bylaws.

RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has revised the disclosure on pages 43 and 128 of the Amended Draft Registration Statement to address the Staff’s comment.

Selected Consolidated Financial Data

Consolidated Balance Sheet Data, page 55

11.	Please provide footnote disclosure explaining how you calculated the amount of the company’s working capital.

RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has revised page 57 of the Amended Draft Registration Statement to address the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Operating and Non-GAAP Financial Metrics, page 57

12.

We note your disclosure of the non-GAAP measures Adjusted EBITDA and Adjusted EBITDA Margin on pages 60 and 63, which precedes your discussion of results on a GAAP basis beginning on page 64. Please revise to give equal or greater prominence to the most directly comparable GAAP measures. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Ms. Katherine Bagley

Securities and Exchange Commission

RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has revised the disclosure on page 62 of the Amended Draft Registration Statement to address the Staff’s comment.

Gross Merchandise Value, page 58

13.	We note the following disclosure about your GMV growth:

•

“In April 2019, we implemented sales tax in 46 states that collect state or local sales tax, ahead of expected changes in tax legislation. As a result, we saw a decrease in GMV growth, with the largest impact in higher-tax states. The sales tax adversely impacted the year-over-year growth rate of our GMV in the quarters ended June 30, 2019 through the quarter ended March 31, 2020.”

•

“In the quarter ended March 31, 2020, a number of factors impacted our GMV growth, namely sales tax and the COVID-19 pandemic, leading to negative GMV growth for the month of March 2020. In the quarter ended June 30, 2020, GMV growth rebounded as buyer and seller activity resumed.”

To provide context for investors, please quantify the estimated percentage decreases in GMV growth where relevant, and quantify the adverse impact on your year-over-year growth rate of GMV in the quarters ended June 30, 2019 through the quarter ended March 31, 2020.

RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has revised the disclosure on pages 59 - 60 of the Amended Draft Registration Statement to address the Staff’s comment.

Key Factors Affecting Our Performance

Growth and Retention of User Cohorts, page 60

14.

We note that your graphic on page 61 includes data for “2011-2016 Cohorts,” but the remainder of the cohorts presented in your graphic represent single-year cohorts. In this regard, it appears that the 2011-2016 Cohort is not comparable to the other cohorts. Please dis-aggregate the data for your 2016 cohort from prior year cohorts, or remove this data from your graphic. Alternatively, revise your disclosure to explain why you believe the 2011-2016 Cohort is comparable to the single-year cohorts in your graphic.

RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has revised the graphic on page 63 of the Amended Draft Registration Statement to address the Staff’s comment.

Ms. Katherine Bagley

Securities and Exchange Commission

International Expansion, page 62

15.

We note your disclosure that “International GMV was $6 million in 2019, and has grown to $16 million in the first half of 2020,” and “[a]s [you] continue [y]our global expansion, [you] believe international demand for [y]our platform will develop and increase.” To provide context for investors regarding your international expansion, please quantify the percentage of total net revenue attributable to your international operations for 2019. As a related matter, we note your disclosure on page 83 that “[i]n 2019, [you] launched Poshmark Canada, rapidly growing [y]our business to a community of more than 1.4 million users in the first year of operations.” To provide context for investors, disclose the number of active users, active buyers, and active sellers that are users of Poshmark Canada.

RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that the percentage of the Company’s total net revenue attributable to its international operations for 2019 was not significant. For the year ended December 31, 2019, the percentage of the Company’s total net revenue attributable to its operations outside of the United States represented less than 10% of its total revenue. The Company respectfully advises the Staff that it has revised the disclosure about Poshmark Canada on page 86 of the Amended Draft Registration Statement to clarify that there are 1.4 million Active Users. This amount is less than 10% of the Company’s total Active Users. As the Company’s business continues to grow outside of the United States, the Company will monitor the percentage of its total net revenue attributable to its operations outside of the United States, and if such information becomes meaningful and material to an investor’s understanding of the Company’s overall business, the Company will provide additional disclosure.

Components of Results of Operations, page 64

16.

We note that operations and support expense includes authentication services and certain shipping costs. Please further describe the nature of these costs to us and explain why such costs are classified as operations and support rather than cost of net revenue.

RESPONSE: The Company respectfully advises the Staff that when a luxury item with a value of $500 or greater is purchased in the Company’s marketplace, it is shipped directly to Poshmark’s headquarters for authentication prior to being shipped to the buyer. In 2019, authentication orders accounted for approximately 8% of total GMV for the year and less than 1% of the total number of orders received for the year. One of the Company’s trained employees on the authentication team then reviews the item for authenticity and either sends the item on to the buyer or refunds the purchase price to the buyer. Accordingly, the costs of providing these authentication services are personnel-related costs and stock-based compensation for the trained employees.

For the year ended December 31, 2019, these costs were approximately $1.8 million which is not significant to the total costs and expenses for the year. These costs are incurred regardless of whether or not the item is positively authenticated, and there is no guarantee that the item will be positively authenticated, or that the transaction will result in revenue for the Company. For the year ended December 31, 2019, for example, approximately one in ten orders submitted for authentication resulted in a cancelled order. Given the nature of the costs and the amounts involved, the Company believes that these costs are appropriately classified within operations and support.

Ms. Katherine Bagley

Securities and Exchange Commission

Shipping costs included in operations and support are substantially incurred for order losses and cancellations. For the year ended December 31, 2019, the total shipping costs included in “Operations and Support” were approximately $8.2 million of which $7.1 million related to order losses or cancellations. The remaining $1.1 million of shipping charges was related to oversized packages and authentication services. As there is no revenue generated from the order losses or cancellations, the Company believes that these charges are more appropriately recorded as a component of operations and support rather than as a component of cost of net revenue.

The Company proposes to enhance the disclosures as outlined below on pages 67 and F-12 to provide readers with additional details on the nature of these costs.

Operations and Support

Operations and support expense primarily consists of personnel-related compensation costs, including stock-based compensation, incurred in providing support to users of the Company’s platform including authentication services that the Company provides. This expense also includes postage and shipping costs that the Company incurs primarily from order losses and cancellations, and credits and incentives issued to buyers for customer satisfaction purposes in excess of shipping facilitation revenue.

Operations and Support. Operations and support expense primarily consists of personnel-related compensation costs, including stock-based compensation, incurred in providing support to users of our platform including authentication services that we provide. This expense also includes postage and shipping costs that we incur primarily from order losses and cancellations, and credits and incentives issued to buyers for customer satisfaction purposes in excess of shipping facilitation revenue.

Results of Operations, page 67

17.

A significant portion of your results of operations disclosure is dedicated to stating, in narrative text form, dollar and percentage changes in accounts. In addition, while you discuss certain factors to which changes are attributable, you do not quantify a large number of these factors nor analyze the underlying business reasons for the changes. For example, you state that general and administrative expense increased primarily due to higher personnel costs, facility costs, including rent and maintenance, and corporate costs, including outside consulting and legal fees, but you do not quantify the impact of these factors nor analyze the underlying reasons for the change. We believe your disclosures could be improved and made more clear by:

Ms. Katherine Bagley

Securities and Exchange Commission

•

combining the common size income statement percentages on page 67 and the dollar and percentage change amounts preceding each account discussion (and then repeated narratively in the account discussions) into the summary income statement presented on page 66;

•

relying on the combined table on page 66 to present amounts, common size percentages, and dollar and percentage changes, rather than repeating such information in narrative text form in each account discussion;

•	using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;

•	refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above;

•	ensuring that all material factors are quantified and analyzed; and

•	quantifying the effects of changes in both price and volume on revenues and expense categories, where appropriate.

RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has revised pages 69 - 71 of the Amended Draft Registration Statement to address the Staff’s comment and expand the disclosures regarding the Company’s results of operations.

Critical Accounting Policies and Estimates

Stock-Based Compensation

Common Stock Valuation, page 76

18.

Your disclosure indicates that after allocating equity value to various classes of stock, a discount for lack of marketability is applied to arrive at the fair value of common stock in the option pricing model. Please explain how you calculated or determined this discount for lack of marketability and explain in further detail why you believe the use of this discount is appropriate for purposes of estimating the fair value of your common stock.

RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that in the Company’s selection of the appropriate discount for lack of marketability (DLOM) at each valuation date, it considered the implied discounts from the various studies and quantitative models as well as the earlier stage of development of the Company, uncertainty of specific timing of a liquidity event, and high implied volatility of common stock compared to the selected asset/equity volatility.

Ms. Katherine Bagley

Securities and Exchange Commission

A DLOM is applied in order to reflect the lack of a recognized market for a closely held interest and the fact that a non-controlling equity interest may not be readily transferable. A market participant purchasing this share would recognize this illiquidity associated with the shares, which would reduce the overall fair market value. Without market access, a market participant’s ability to control the timing of potential gains, to avoid losses, and to minimize the opportunity cost associated with alternative investments is severely impaired. For two investment instruments identical in all other respects, the market will accord a considerable premium to the one that can be liquidated into cash instantly, especially without risk of loss in value. For this reason, a share in a privately-held company is usually worth less than an otherwise comparable share in a publicly-held company.

Additionally, the Company considered that common stockholders may be subject to additional trading restrictions beyond the liquidity event, specifically upon an IPO.

Based on the above considerations, the Company generally selected a DLOM towards the upper end of the indicated range at earlier stages of development and migrated the DLOM towards the lower end of the indicated range as the Company matures and progresses towards a potential liquidity event (reducing the uncertainty of the timing).

Business

Our Growth Strategies

Drive innovation to increase engagement and enhance the marketplace, page 83

19.

Please briefly define “sell-through rate.” Also, to provide context for your statement that “[i]n the first three months following introduction, items listed with [y]our Reposh feature had an average seven-day sell-through rate 45% higher than manually created listings,” please disclose the average seven-day sell-through rate for your manually created listings.

RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it does not believe “sell-through rate” to be a meaningful metric to investors nor does it track this metric as a measure of the performance of its business, and accordingly, it has revised the disclosure on page 86 of the Amended Draft Registration Statement to remove references to “sell-through rate”.

Our Seller Services – Making Selling a Superpower

Storefront Services:

Wholesale, page 85

20.

We note your disclosure that “[you] provide sellers the opportunity to purchase inventory in bulk for sale in their stores via Posh Wholesale.” Please tell us whether the fee structure for Posh Wholesale is the same as your fee structure for other transactions on your Marketplace. If not, please amend your disclosure to describe how fees are charged to sellers for Posh Wholesale transactions, if material.

Ms. Katherine Bagley

Securities and Exchange Commission

RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has revised the disclosure on page 89 of the Amended Draft Registration Statement to address the Staff’s comment.

Limitation of Liability and Indemnification of Officers and Directors, page 111

21.

We note your disclosure that “[p]rior to the completion of this offering, [you] expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of [y]our directors for monetary damages to the fullest extent permitted by Delaware law.” Please amend your risk factor disclosure to discuss relevant risks relating to these provisions.

RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has revised the disclosure on page 43 of the Amended Draft Registration Statement to address the Staff’s comment to discuss relevant risks relating to these provisions.

Poshmark, Inc. Consolidated Financial Statements

Notes to Consolidated Financial Statements

9. Stock-based Compensation Plan, page F-26

22.

Please disclose the stock price per share that was used to determine the aggregate intrinsic value of your outstanding stock options as of December 31, 2018 and 2019 and your vested and expected to vest options and your vested and exercisable options as of December 31, 2019. Also, explain how these share prices were determined. Refer to ASC 718-10-50-2.

RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has revised the disclosure on pages F-26 - F-27 of the Amended Draft Registration Statement to address the Staff’s comment.

14. Subsequent Events, page F-33

23.

Your disclosure indicates that the convertible notes issued in August, 2020 will convert into shares of your common stock at a discount of between 15% to 25% of the listing price of a qualified initial public offering depending upon when the conversion occurs. Please revise your footnote disclosures to explain your planned accounting treatment for these convertible notes including any embedded conversion options.

RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has revised the disclosure on pages F-33 - F-34 of the Amended Draft Registration Statement to address the Staff’s comment.

[Signature Page Follows]

Ms. Katherine Bagley

Securities and Exchange Commission

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3227.

Sincerely,

/s/ Heidi Mayon

Heidi Mayon

cc:	Linda Cvrkel, Securities and Exchange Commission

Lyn Shenk, Securities and Exchange Commission

Mara Ransom, Securities and Exchange Commission

Manish Chandra, Poshmark, Inc.

Anan Kashyap, Poshmark, Inc.

Anthony McCusker, Goodwin Procter LLP

Alan Denenberg, Davis Polk & Wardwell LLP

Emily Roberts, Davis Polk & Wardwell LLP